Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

December 18, 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 69,820,125

WESTERN WIND EXTENDS CORPORATE LOANS

Vancouver, BC – December 18, 2012 – Western Wind Energy Corp. – (the “Company” or “Western Wind”) (TSX Venture Exchange – “WND”) (OTCQX – “WNDEF”) is pleased to announce that it has been successful in extending $25 million in short term notes to various extended due dates up to and including April 2013. The extensions allow Western Wind to match the extended due dates of these loans with the expected receipt of the additional Windstar cash grant payment, the expected close of the Yabucoa financinig and other expected cash inflows over this time period.

The short term loan extensions with all of our vendors and institutional lenders help the sale process by removing uncertainty regarding liquidity.

Jeff Ciachurski of Western Wind Energy states “I would like to extend by appreciation to the various lenders for their continued support of Western Wind and providing the time needed to fully repay the Company’s obligations in a manner that allows Western Wind to meet its’ various goals and objectives including the sale of the Company.”

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in

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the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the TSX Venture Exchange under the symbol “WND”, and in the United States on the OTCQX under the symbol “WNDEF”.

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be considered “forward-looking statements, such as references to the intended sale of Western Wind and its assets. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding the value of a potential sale of the Company based on expressions of interest received from auction participants, alternative sales discussions with third parties and potential transactions resulting from such discussions. The forward-looking statements included in this press release are based on reasonable assumptions, including that the expressions of interest and discussions with third parties may result in a higher potential sales price and that the Company will be able to successfully negotiate and complete a sale with a third party. Factors that may cause results to vary from anticipations include the risk that the Company may not be able to successfully negotiate a sale on terms more favourable than pursuant to the Offer and even if it is able to negotiate such a sale, that may not be able to satisfy applicable conditions, including receipt of requisite

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approvals, or complete the transaction. Although Western Wind believes the expectations expressed in the forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future outcomes and actual results may differ materially from those contained in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Western Wind's management on the date the statements are made. Western Wind undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.

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